Filed by NLS Pharmaceutics Ltd. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Kadimastem Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On September 4, 2025, NLS Pharmaceutics Ltd. issued a press release titled: “NLS Pharmaceutics and Kadimastem announce a Hong Kong Patent Covering Cell-Selection and Enrichment Technology for IsletRx for Diabetes Patients.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics and Kadimastem announce a Hong Kong Patent Covering Cell-Selection and Enrichment Technology for IsletRx for Diabetes Patients.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 4, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

Exhibit 99.1

NLS Pharmaceutics and Kadimastem announce a Hong Kong Patent Covering Cell-Selection and Enrichment Technology for IsletRx for Diabetes Patients

-	Patent grant broadens IP protection in Asia and complements prior patents in Europe, the United States and India

-	Hong Kong represents a meaningful diabetes market and a critical gateway into Mainland China—including the Greater Bay Area—supporting future clinical collaboration, partnering and commercialization paths for IsletRx.

Zurich, Switzerland — September 4, 2025 — NLS Pharmaceutics Ltd. (Nasdaq: NLSP) (“NLS” or the “Company”) today announced that its merger partner Kadimastem Ltd. (TASE: KDST) (“Kadimastem”) has been granted a patent by the Hong Kong Intellectual Property Department covering Kadimastem’s proprietary cell selection and enrichment technology used in the development of IsletRx, a stem cell–derived therapy candidate intended to treat—and potentially cure—insulin-dependent diabetes.

According to Kadimastem, the Hong Kong patent adds to previously granted patents in Europe, the United States and India, further strengthening the global protection around IsletRx. The patented process enables the selection and enrichment of highly functional islet cells from differentiated cell populations to help maximize therapeutic effect.

Alexander Zwyer, Chief Executive Officer of NLS Pharmaceutics, commented:

“We congratulate Kadimastem on this important intellectual property (IP) milestone. Expanding protection into Hong Kong—a key life-sciences hub in Asia—supports the long-term strategy for IsletRx and Kadimastem’s broader diabetes program. With hundreds of millions of people worldwide living with diabetes, continued progress on strong, defensible intellectual property is essential as Kadimastem works toward clinical development and future patient access.”

Ronen Twito, Executive Chairman and CEO of Kadimastem, commented:

“This additional patent approval in Hong Kong is an important milestone in strengthening our global IP portfolio for IsletRx. We believe that each new territory where IP protection is secured further validates the uniqueness of our technology and provides important protection as we advance toward clinical development. Diabetes is a global challenge, and this patent reinforces our long-term strategy to bring a potentially curative cell therapy to patients worldwide.”

Diabetes represents a significant and growing health and economic burden in Hong Kong. The International Diabetes Federation estimated in 2024 that approximately 706,000 adults in Hong Kong are living with diabetes, representing an 8.2% prevalence among the adult population1, a figure supported by the Hong Kong Department of Health’s 2020–2022 Population Health Survey, which found an 8.5% prevalence of diabetes or raised blood glucose among individuals aged 15–842. Lifetime healthcare expenditures for individuals diagnosed with diabetes (men and women) are substantial, averaging $125,0003 per patient in 2017. Applied to Hong Kong’s adult diabetes population, this represents a potential economic impact of approximately $90 billion.

[1]	https://idf.org/our-network/regions-and-members/western-pacific/members/hong-kong/
[2]	https://www.chp.gov.hk/en/features/103652.html
[3]	https://hub.hku.hk/handle/10722/280089#:~:text=Eesults:%20The%20lifetime%20health%20care,high%20lifetime%20health%20care%20costs.

About IsletRx

Kadimastem’s IsletRx platform aims to provide a scalable, stem cell–derived source of insulin-producing islet-like cells capable of secreting insulin and glucagon in response to glucose levels. The program is designed to address key challenges in diabetes care by supplying functional endocrine cells for transplant.

About NLS Pharmaceutics

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a Swiss-based biopharmaceutical company focused on the development of innovative therapies for central nervous system disorders and related indications. For more information, visit www.nlspharma.com.

About Kadimastem

Kadimastem Ltd. (TASE: KDST) is a clinical-stage cell therapy company developing allogeneic, “off-the-shelf” cell products for neurodegenerative diseases and diabetes. For more information, visit www.kadimastem.com.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss that IsletRx as potentially a cure for insulin-dependent diabetes, that expanding IP protection in Hon Kong supports supports the long-term strategy for IsletRx and Kadimastem’s broader diabetes program, that continued progress on strong, defensible intellectual property is essential as Kadimastem works toward clinical development and future patient access, that each new territory that grants patents validates the uniqueness of Kadimastem’s technology and provides important protection as Kadimastem advance toward clinical development and that the patent reinforces Kadimastem’s long-term strategy to bring a potentially curative cell therapy to patients worldwide. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s registration statement on Form F-4, filed with the SEC on December 27, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS has filed a Registration Statement on Form F-4, including a proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on May 16, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

Investor & Media Contacts

NLS Contact:

Investor Relations

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contact:

Sarah Bazak

Business Operations Manager

s.bazak@kadimastem.com

3